

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Katherine Ramundo
Chief Legal Officer
Aptiv PLC
5 Hanover Quay
Grand Canal Dock
Dublin 2, Ireland

> **Re: Aptiv PLC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2024**
> **File No. 001-35346**

Dear Katherine Ramundo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing